EXHIBIT A

As a result of the relationships described in this Exhibit A, 3G Global Food Holdings LP, 3G Global Food Holdings GP LP, 3G Capital Partners II LP, 3G Capital Partners Ltd., 3G Capital Partners LP, Berkshire Hathaway Inc. and Warren E. Buffett may be deemed to be a group for purposes of Section 13(d) of the Act. As of December 31, 2021, the foregoing persons collectively owned 510,704,853 shares of common stock.

Part 1

As of December 31, 2021, 3G Global Food Holdings LP was the holder of record of 185,262,701 shares of common stock. As a result, 3G Global Food Holdings GP LP, as the general partner of 3G Global Food Holdings LP, 3G Capital Partners II LP, as the general partner of 3G Global Food Holdings GP LP, 3G Capital Partners Ltd., as the general partner of 3G Capital Partners II LP, and 3G Capital Partners LP, as the investment manager of 3G Global Food Holdings LP, may be deemed to have voting and/or dispositive power with respect to such shares. Each of 3G Global Food Holdings LP, 3G Global Food Holdings GP LP, 3G Capital Partners II LP, 3G Capital Partners Ltd. and 3G Capital Partners LP disclaim beneficial ownership of such shares and this Schedule 13G/A shall not be deemed an admission that any such reporting person is the beneficial owner of such shares for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Part 2

3G Global Food Holdings LP and Berkshire Hathaway Inc. are parties to a Shareholders’ Agreement, dated as of July 2, 2015 (the “Shareholders’ Agreement”), that governs how the parties and their affiliates vote the shares of common stock held by them as of July 2, 2015 with respect to supporting director nominees that are designated by Berkshire Hathaway Inc. or 3G Global Food Holdings LP, respectively.

Pursuant to the Shareholders’ Agreement, 3G Global Food Holdings LP has agreed that for so long as Berkshire Hathaway Inc. and its affiliates control shares of common stock representing at least 66% of the voting power in election of directors of the shares of common stock owned by it as of July 2, 2015, 3G Global Food Holdings LP and its affiliates will vote the shares of common stock in favor of three issuer board nominees designated by Berkshire Hathaway Inc. and not take any action to remove such designees without Berkshire Hathaway Inc.’s consent.

Similarly, Berkshire Hathaway Inc. has agreed that for so long as 3G Global Food Holdings LP and its affiliates control shares representing at least 66% of the voting power in election of directors of the shares of common stock owned by them as of July 2, 2015, Berkshire Hathaway Inc. and its affiliates will vote the shares of common stock in favor of three issuer board nominees designated by 3G Global Food Holdings LP and not take any action to remove such designees without 3G Global Food Holdings LP’s consent.

The Shareholders’ Agreement provides that the foregoing support obligations of each party will step down as a result of a reduction in control of shares of the issuer by the other party below the applicable 66% threshold described above.